Exhibit (b)

23 May 2008

OJSC Severstal

2/3 K. Tsetkin Street

127299 Moscow

Russia

Attention: Alexei A. Mordashov, Chief Executive Officer

Dear Sirs,

Commitment Letter relating to an up to USD 900,000,000 Bridge Loan (the “Facility”)

You have advised us that you, OJSC Severstal (hereinafter referred to as “you” and/or the “Company”), desire to establish the Facility, the proceeds of which would be used for acquisitions and general corporate purposes.

Capitalised words and expressions not defined in this letter shall have the meaning ascribed to them in Annex I hereto.

1.             Commitment Terms

ABN AMRO Bank N.V. and/or any affiliate thereof (“ABN AMRO”), BNP Paribas SA and/or any affiliate thereof (“BNP Paribas”), and Citibank, N.A. London and/or any affiliate thereof (“Citi”) (together the “Underwriters”) are pleased to inform you of each of their respective commitments to provide in aggregate the entire amount of the Facility, and of their agreement to act as arrangers (the “Arrangers”) of the Facility, in each case subject to the terms and conditions described in this letter, the attached Annex I, and the fee letter of even date herewith (the “Fee Letter”).  This letter, Annex I and the Fee Letter are referred to collectively as the “Documents”.  The Arrangers and Underwriters are together referred to as the “Banks”.

Each Underwriter severally commits to underwrite the following amounts:

ABN AMRO	-	One third of the Facility up to a maximum of USD 300,000,000
BNP Paribas	-	One third of the Facility up to a maximum of USD 300,000,000
Citi	-	One third of the Facility up to a maximum of USD 300,000,000

The commitment of each Underwriter and the agreement of each Arranger hereunder is several and no Underwriter or, as the case may be, Arranger shall be responsible for the performance of the obligations of another Underwriter or, as the case may be, Arranger.  The failure of a Bank to perform its obligations hereunder shall not prejudice the rights of any other Bank.

2.             Conditions Precedent

The Underwriters’ commitments and the Arrangers’ agreement hereunder are subject to:

(i)

the preparation, execution and delivery of mutually acceptable finance documents, including, without limitation a credit agreement incorporating, inter alia, substantially the terms and conditions outlined in Annex I (the “Finance Documents”);

(ii)           in the reasonable opinion of each of the Banks the absence of (A) any material adverse change having occurred in (i) any of the business, financial condition, operations, performance, assets, or prospects of you and your subsidiaries taken as a whole since 31 December 2007; (ii) the ability of the Company to perform its obligations under the Documents and/or the Finance Documents; and (B) any material adverse change having occurred in any country (or in the financial markets in that country) in which you and/or your principal assets are located (excluding the United States of America or any country within the European Economic Area) or in the market for loans to and debt securities of Russian entities;

(iii)          the accuracy and completeness in all material respects of all representations that you make to any of the Banks and all written information that you furnish to any of the Banks and your compliance with the material terms of the Documents;

(iv)          the payment in full of all fees, expenses and other amounts payable under the Documents;

(v)           the Company entering into mandate documents with the Arrangers, in form and substance satisfactory to the Arrangers, appointing the Arrangers as joint lead managers and joint bookrunners in connection the proposed offering of loan participation notes in an aggregate principal amount of up to US$1.8 Billion (the “Offering”) by, but with limited recourse to, a special purpose vehicle for the purpose of financing loans to the Company, on the terms and conditions to be agreed.  The Offering will be a Rule 144A/Regulation S offering and can be in the form of one or a series of issuances (each an “Issuance”)  the proceeds of which will be used to refinance the Facility; and

(vi)          completion by each of the Banks of client identification procedures (including, if necessary, identification of directors and major shareholders of the Company in compliance with applicable money laundering rules); and

(vii)         the Company obtaining all necessary regulatory approvals in connection with the Facility from any relevant authorities in any relevant jurisdiction.

3.             Clear Market, Commitment Termination, Exclusivity

3.1           You agree that until the Facility is cancelled and fully repaid, you will not, and will not permit any of your subsidiaries to, syndicate or issue, attempt to syndicate or issue, announce or authorise the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility (including the establishment of a series of bilateral arrangements) or debt securities (including any renewals thereof) in the commercial bank or capital markets, without the prior written consent of the Banks; provided that the foregoing shall not limit your ability to issue:

(i)            the Offering;

(ii)           commercial papers;

(iii)          other short-term debt programmes currently in place;

(iv)          equity securities; or

(v)           Bi-lateral facilities for an aggregate amount of USD 100,000,000; or

(vi)          funding in connection with:

(a)               the Sparrows Point business, in an amount of up to approximately USD 450,000,000;

(b)              the WCI business, in an amount up to approximately USD 150,000,000;

(c)     the SeverCorr business, in an amount up to approximately USD 160,000,000;

(d)     the Lucchini Steel business, in an amount up to approximately EUR 350,000,000; and

(e)     the Esmark acquisition (if entered into), in an amount up to approximately USD 500,000,000;

provided that funding mentioned in (a) through (e) above is on a non-recourse basis to the Company.

3.2           The Underwriters’ commitments and the Arrangers’ agreement set forth in the Documents will automatically terminate on the earlier of (a) the date of signing of the Finance Documents and (b) 30 days after the date of this letter.  Prior to such date, the commitments of the Underwriters and the agreements of the Arrangers under the Documents may be terminated:

(i)            by you at any time at your option (without penalty); or

(ii)           by an Underwriter (in respect of its commitment) or an Arranger (in respect of its agreement) if (A) any event occurs or information has become available such that, in its reasonable judgement, it believes that any condition set forth in paragraph 2 (Conditions Precedent) is not or may not reasonably be expected to be satisfied.

3.3           The provisions of the Fee Letter and paragraphs 3.1 and 3.6 of  this clause 3 (Clear Market, Termination, Exclusivity) (only where termination occurs upon the entry into the Finance Documents), 4 (Indemnification), 5 (Limited Disclosure and Conflicts) and 7 (Governing Law and Jurisdiction) hereof shall survive the expiration or termination of all or any of the commitments of the Underwriters and the agreements of the Arrangers hereunder and all fees, expenses and other amounts payable under the Documents shall remain due and payable following such expiration or termination.

3.4           The commitments of the Underwriters and the agreements of the Arrangers hereunder are made solely for your benefit and may not be assigned or transferred by you or otherwise relied upon by any other person.

3.5           You agree that one of the Underwriters will be the facility agent for the Facility and that no other underwriters or arrangers will be appointed without the consent of all the Underwriters and Arrangers.

3.6           The parties hereto agree that if so requested by the Arrangers, they will negotiate in good faith with a view to entering into mandate documents with the Arrangers, in form and substance satisfactory to the Arrangers and by 15 August 2008, unless the Facility is fully repaid or terminated by such date, appointing the Arrangers as joint arrangers and bookrunners in connection with a syndicated term loan facility (the proceeds of which will be used to refinance the Facility). You agree that the terms of such syndicated term loan facility are to be agreed by the parties acting in good faith and to reflect then existing market conditions.

4.             Indemnification

4.1           Whether or not the Finance Documents are signed you hereby indemnify and agree to hold harmless each Bank and each Lender and in each case each of its and their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities, costs, legal expenses and other expenses (together “Losses”), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any claims, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Documents or the Finance Documents (or the transactions contemplated hereby or thereby) or any use made or proposed to be made with the proceeds of the Facility.  This indemnity shall apply whether or not such claim, investigation, litigation or proceeding is brought by you, any of your shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such Losses are found in a final, non-appealable judgement by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

4.2           You agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to you or any of your shareholders or creditors for or in connection with the transactions referred to above, except for direct (as opposed to indirect or consequential) damages or losses to the extent such liability is found in a final non-appealable judgement by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

4.3           A Document may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 (the “Act”) is excluded save that the Act shall apply to this paragraph 4 (Indemnification) but only for the benefit of the other Indemnified Parties, subject always to the terms of paragraph 7 (Governing Law and Jurisdiction) and provided that the Banks and you shall be entitled to agree any changes to or rescind the Documents without consent of such other Indemnified Parties.

5.             Limited Disclosure and Conflicts

5.1           You agree that the Documents are for your confidential use only and that neither their existence nor the terms thereof will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” basis in connection with the transactions contemplated thereby and on a confidential basis.  Notwithstanding the foregoing, following your acceptance of the provisions hereof and your return of executed copies of the Documents to us as provided below:

(i)                                     you may make public disclosure of the existence and amount of the Underwriters commitments hereunder and the identity of the agent bank and the identities of the Arrangers (subject to the prior written approval of the Banks in respect of the terms of such disclosure);

(ii)           you may file a copy of this letter (but not the Fee Letter) and/or details of the matters contained herein in any public record in which it is required by law to be filed (including, for the avoidance of doubt, in connection with any tender offer, subject to, where applicable, consultation with the Banks in respect of the terms of such disclosure); and

(iii)          you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make or as may be necessary or desirable in any litigation or investigation involving you.

5.2           Notwithstanding any other provision in the Documents, no party under the Finance Documents shall be limited from disclosing the tax treatment or structure of the Facility and/or any related transaction) to the relevant tax authorities.

5.3           You understand that the Underwriters and the Arrangers and any of their respective affiliates (the “Group”) is engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research).  Members of the Group and businesses within the Group generally act independently of each other, both for their own account and for the account of clients.  Accordingly, there may be situations where parts of the Group and/or their clients either now have or may in the future have interests, or take actions, that may conflict with your interests.  For example, the Group may, in the ordinary course of business, engage in trading in financial products or undertake other investment businesses for their own account or on behalf of other clients, including, but not limited to, trading in or holding long, short or derivative positions in securities, loans or other financial products of yours, or other entities connected with the Facility or the transactions contemplated thereby.

In recognition of the foregoing, you agree that the Group is not required to restrict its activities as a result of this engagement, and that the Group may undertake any business activity without further consultation with or notification to you.  Neither this agreement nor the receipt by the Arranger of confidential information nor any other matter shall give rise to any fiduciary, equitable or contractual duties (including without limitation, any duty of trust or confidence) that would prevent or restrict the Group from acting on behalf of other customers or for its own account.  Furthermore, you agree that neither the Group nor any member or business of the Group is under a duty to disclose to you or use on your behalf any information whatsoever about or derived from those activities or to account for any revenue or profits obtained in connection with such activities.  However, consistent with the Group’s long-standing policy to hold in confidence the affairs of its customers, the Group will not use confidential information obtained from you except in connection with its services to, and its relationship with, you.

5.4           You and each Arranger and Underwriter acknowledge and consent to the appointment of Citi as co-ordinator of the documentation process for the Facility.  By acceptance of this letter and the other Documents, you and each Arranger and Underwriter (other than Citi) acknowledge that (a) Citi (in its capacity as co-ordinator) is not in the business of nor is it qualified to provide legal, tax or accounting advice, (b) it is understood that there may be legal, tax or accounting risks associated with the Facility described herein, (c) each party hereto should receive legal, tax and accounting advice from advisors with appropriate expertise to assess relevant risks, and (d) each party hereto should apprise appropriate senior management in its organisation as to the legal, tax and accounting advice and, if applicable, risks associated with the Facility and Citi’s disclaimers as to these matters.  Each Underwriter and Arranger shall remain primarily responsible for its own review of all documentation relating to the Facility and shall not rely on Citi (in its capacity as co-ordinator) to undertake any due diligence on legal, tax, or commercial issues on its behalf.

6.             Information

6.1           You represent and warrant that:

(i)            all written information (as may be supplemented from time to time) that has been or will hereafter be made available to any of the Banks, any Lender, or potential Lender by you or any of your representatives in connection with the transactions contemplated hereby is and will, in each case, at the time it is provided, be complete and correct in all material respects and does not and will not at such time contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made; and

(ii)           all written financial projections, if any, that have been or will be prepared by you and made available to any of the Banks, any Lender, or potential Lender have been or will be prepared in good faith based upon reasonable assumptions at the time such projections were prepared (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that the projections will be realised).

6.2           You agree to supplement the written information and projections from time to time so that the representations and warranties contained in this paragraph remain materially correct at all times and you acknowledge that the Banks are acting in reliance on the accuracy of information supplied to them without independent verification.

7.             Governing Law and Jurisdiction

(a)           The Documents shall be governed by, and shall be construed in accordance with, English law.

(b)           Subject to paragraphs (c) and (d), the parties agree that any claim, dispute or difference of whatever nature arising under, out of or in connection with this letter (including a claim, dispute or difference regarding its existence, termination or validity) (a “Dispute”), shall be referred to and finally settled by arbitration in accordance with the Rules of the London Court of International Arbitration (“LCIA”) (the “Rules”) as at present in force and as modified by this clause, which Rules shall be deemed incorporated into this clause.  The number of arbitrators shall be three, one of whom shall be nominated by each of the parties and the third of whom, who shall act as Chairman, shall be nominated by the two party-nominated arbitrators. The parties may nominate and the LCIA Court may appoint arbitrators from among the nationals of any country, whether or not a party is a national of that country.  The seat of arbitration shall be London, England and the language of arbitration shall be English. Sections 45 and 69 of the Arbitration Act 1996 shall not apply.

(c)           At any time before the Arrangers and Underwriters have nominated an arbitrator to resolve any Dispute or Disputes pursuant to paragraph (b), the Arrangers and Underwriters may, at their sole option, elect by notice in writing to the Company that such Dispute(s) shall instead be heard by the courts of England or by any other court of competent jurisdiction, as more particularly described in paragraph (d).  Following any such election, no arbitral tribunal shall have jurisdiction in respect of such Dispute(s).

(d)           In the event that the Arrangers and Underwriters serve a written notice of election in respect of any Dispute(s) pursuant to paragraph (c), the Company agrees for the benefit of the Arrangers and Underwriters that the courts of England shall have jurisdiction to hear and determine any such Dispute(s) and, for such purposes, irrevocably submits to the jurisdiction of such courts.  Subject to paragraph (b), nothing in this section shall (or shall be construed so as to) limit the right of the Arrangers and Underwriters to bring proceedings (“Proceedings”) for the determination of any Dispute(s) in any other court of competent jurisdiction, nor shall the bringing of such Proceedings in any one or more jurisdictions preclude the bringing of Proceedings by the Arrangers and Underwriters in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

(e)           For the purpose of paragraph (d), the Company irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and agrees not to claim that any such court is not a convenient or appropriate forum.

(f)            The Company agrees that the process by which any Proceedings are commenced in England pursuant to paragraph (d) or by which any proceedings are commenced in the English courts in support of, or in connection with, an arbitration commenced pursuant to paragraph (b) may be served on it by being delivered to Law Debenture Corporate Services Limited at Fifth Floor, 100 Wood Street, London, EC2V 7EX or, if different, its registered office for the time being or at any address of the Company in Great Britain at which process may be served on it in accordance with Part XXIII of the Companies Act 1985.  If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Company, the Company shall, on the written demand of the Arrangers and Underwriters, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 14 days, the Arrangers and Underwriters shall be entitled to appoint such a person by written notice to the Company.  Nothing in this paragraph shall affect the right of the Arrangers and Underwriters to serve process in any other manner permitted by law.

(g)           To the extent that the Company may in any jurisdiction claim for itself or its assets or revenues immunity from suit, execution, attachment (whether in aid of execution, before the making of a judgment or award or otherwise) or other legal process including in relation to the enforcement of any arbitration award and to the extent that such immunity (whether or not claimed) may be attributed in any such jurisdiction to the Company or its assets or revenues, the Company agrees not to claim and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

8.             Entire Agreement

The Documents set forth the entire agreement between the parties with respect to the matters addressed therein and supersede all prior communications, written or oral, with respect thereto and may only be modified in writing.  Delivery of an executed signature page to any Document by facsimile shall be as effective as delivery of a manually executed document.

9              Payments

All payments to be made under the Documents:

9.1        shall be paid in US dollars and in immediately available, freely transferable cleared funds to such account(s) with such bank(s) as the Arrangers or the Underwriters (as applicable) notify to the Company;

9.2        shall be paid without any deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law. Each Arranger and Underwriter shall use reasonable efforts to provide to you (or procure that the relevant payee provides to you, as applicable) all documents necessary for the application of any provision of a double taxation treaty for relief from the obligation to make a Tax Deduction.  If despite each Arranger and Underwriter having used such reasonable efforts a Tax Deduction is still required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

9.3        are exclusive of any value added tax or similar charge (“VAT”).  If VAT is chargeable, the Company shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the VAT.

10                                Counterparts

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and the Fee Letter and returning them to Rizwan Shaikh, Director, Citibank, N.A., Citigroup Centre, 33 Canada Square, London E14 5LB (facsimile: +44 207 986 1912) at or before 5 p.m. (London time) on 31 May 2008, the time at which the agreement of the Arranger set forth above (if not so accepted prior thereto) will automatically expire. If you elect to deliver the above documents by facsimile (which shall be effective upon receipt), please arrange for executed originals to follow by next-day courier.

Yours faithfully,

ABN AMRO Bank N.V.

By:	/s/ Bert Schoen	By:	/s/ Roger Munger
Name:	Bert Schoen	Name:	Roger Munger
Title:	Executive Director, Debt Origination	Title:	Global Head Capital Markets Legal

BNP Paribas SA

By:	/s/ Philippe Penet	By:	/s/ Antoine Sevray
Name:	Philippe Penet	Name:	Antoine Sevray
Title:	Managing Director, Head of Metals & Mining,	Title:	Vice-President, E&C Structured Debt
E&C Structured Debt

Citibank, N.A. London

By:	/s/ Rizwan Shaikh
Name:	Rizwan Shaikh
Title:	Director, CEEMA Debt Markets

Accepted and Agreed

this 23rd day of May 2008

OJSC Severstal

By:	/s/ Alexey Mordashov
Name:	Alexey Mordashov
Title:	Chief Executive Officer

ANNEX I

OJSC Severstal
USD 900,000,000 Loan Summary of Terms and Conditions

This term sheet sets out the principal terms on which the Arrangers and Underwriters are prepared to arrange and underwrite the Facility. The underwriting commitment is subject to documentation acceptable to the Underwriters and is also subject to the terms set out below and in the Commitment Letter dated 23 May 2008 to which this term sheet is attached.

BORROWER:	OJSC Severstal, a Russian company.

AMOUNT:	Up to USD 900,000,000.

FACILITY:	A non-amortising bridge loan of up to USD 900,000,000.

PURPOSE:	Acquisitions and general corporate purposes.

MANDATED LEAD

ARRANGERS:	ABN AMRO N.V. or any affiliate thereof (“ABN AMRO”), BNP Paribas SA or any affiliate thereof (“BNP Paribas”) and Citibank, N.A. London or any affiliate thereof (“Citi”).

AGENT:	Citibank International plc.

CO-ORDINATOR:	Citi

LENDERS:	A syndicate of financial institutions (including ABN AMRO, BNP Paribas and Citi) acceptable to the Mandated Lead Arrangers and the Borrower.

CLOSING DATE:	The date on which the facility agreement (the “Facility Agreement”) and other related documentation (the “Finance Documents”) are signed.

FINAL MATURITY
DATE:	30 September 2008.

AVAILABILITY
PERIOD:	60 Days after the Closing Date.

INTEREST RATES:

Advances will bear interest at a rate per annum equal to LIBOR plus Applicable Margin plus mandatory or regulatory costs (if any). LIBOR shall be determined by reference to the relevant Telerate page or, if not available, a group of Reference Banks.

REFERENCE
BANKS:	The Mandated Lead Arrangers.

APPLICABLE
MARGIN:	100 basis points until 14th July 2008, stepping up to 250 basis points from 15th July 2008 until 31st July 2008 and stepping up to 275 bps from 1st August 2008 until the Final Maturity Date.

INTEREST
PERIOD:	One (1) or three (3) months or such other periods as agreed between the Borrower and the Lenders.

INTEREST
PAYMENTS:	Interest on the Facility will be payable in arrears at the end of each Interest Period. Interest to be computed on a 360 (as applicable) day basis and the number of days elapsed.

REPAYMENT:	Bullet. The principal amount of the Facility shall be repaid in full on the Final Maturity Date, or at an earlier date as described below.

MANDATORY
PREPAYMENTS:	Mandatory prepayment and cancellation of drawn and undrawn portions of the Facility will include, among others:

• Illegality,
• Change of Control,

•                            The issuance of any loan financing or debt or equity securities (to the extent of the net proceeds thereof) by the Borrower or any of its subsidiaries, including, without limitation, any Issuance (as defined in the commitment letter attached hereto) but for avoidance of doubt excluding (i) funding listed in Clause 3.1 (ii), (iii), (v) and (vi) of the commitment letter attached hereto; and (ii) issuance of equity securities in the amount not exceeding USD 50,000,000.

OPTIONAL
PREPAYMENTS:	Upon giving at least 10 business days’ irrevocable notice, in amounts to be agreed, without fee or penalty. Amounts prepaid may not be redrawn.

BREAK COSTS:	Should any Mandatory or Optional Prepayments not be on Interest Payment Dates, then the Borrower will be responsible to the Lenders for any break funding costs.

ARRANGEMENT
FEES:	As set forth in the Fee Letter.

AGENCY FEE:	As set forth in the Fee Letter.

LOAN
DOCUMENTATION:

The Commitments will be subject to preparation, execution and delivery of mutually acceptable LMA-based Finance Documents which will contain conditions precedent, representations and warranties, covenants, events of default and other provisions customarily found in loan documentation for similar financings and others appropriate to the Facility, including, but not limited to, those noted below.

CONDITIONS
PRECEDENT TO
INITIAL ADVANCE:	Customary for financings of this nature including but not limited to:

• Constitutional documents of Borrower.

•        The execution and delivery of documentation, in form and substance satisfactory to the Lenders: (i) board resolutions or other evidence of corporate authorisation; (ii) governmental authorisations and approvals and other party consents referred to below; (iii) certificates with respect to incumbency, signatures, ability to borrow the entire amount of the Facility, accuracy of representations and warranties and absence of defaults; (iv) acceptable Russian and English law legal opinion from counsel for the Agent; and (v) letter of process agent consenting to accept service of process on behalf of the Borrower.

•        All governmental and other third party consents and approvals (including, without limitation, exchange control approvals) necessary in connection with the transactions contemplated hereby shall have been obtained.

• No law or regulation shall be applicable in the judgement of the Lenders that restrains, prevents or imposes materially adverse conditions upon the transactions contemplated hereby.

• Audited 2007 financial statements and reviewed first quarter 2008 financial statements prepared under IFRS relating to the Borrower and its consolidated subsidiaries.

• Evidence of payment of all fees, costs and expenses then due from the Borrower under the Finance Documents or any other agreement.

CONDITIONS
PRECEDENT
TO ALL ADVANCES:	Customary for financings of this nature, including but not limited to the following:

•        All Representations and Warranties to be made on the date of the Advance are true on the date of the Advance, before and after giving effect to such and to the application of the proceeds therefrom, as though made on and as of such date.

• No Event of Default or Potential Event of Default has occurred and is continuing, or would result from such Advance.

REPRESENTATIONS
AND WARRANTIES:	Customary for financings of this nature, including but not limited to the following (it being understood that materiality and other thresholds are to be agreed in the complete facility documentation):

• Corporate organisation, existence, power and authorisation of Borrower.

• Execution, delivery and performance of loan documentation does not violate law, Borrower’s charter or bylaws or existing agreements.

• No government or regulatory approvals, or other third-party consents, required other than those already obtained.

• Legality, validity, binding effect and enforceability of the loan documentation.

• Validity and admissibility in evidence of Finance Documents.

• Recognition and enforcement of choice of governing law and judgments.

• No continuing Event of Default or material defaults under other agreements.

• Ranking pari passu.

• No deductions or withholdings or filing or stamp taxes payable under the Finance Documents.

•                       No material pending or threatened investigation, litigation or proceeding that would be likely to result in a material adverse change in the business, financial condition, or operations of the Borrower and its subsidiaries taken as a whole or would affect the legality or enforceability of the Finance Documents.

•                       No material adverse change in the business, financial condition, prospects or operations of the Borrower and its subsidiaries taken as a whole since December 31st 2007 (this representation to be given only on the signing date).

• Completeness and accuracy of financial statements and other written information.

• Compliance with laws in all material respects.

• No insolvency or winding up proceedings in relation to Borrower or any of its subsidiaries.

Unless otherwise stated to the contrary, representations must be made on the Closing Date and repeated on each drawdown, the first day of each interest period.

COVENANTS:	Customary for financings of this nature, including but not limited to the following (it being understood that materiality and other thresholds are to be agreed in the complete facility documentation):

• Compliance with laws in all material respects (including, without limitation, environmental laws).

• Preservation of corporate existence; maintenance of books and records; reasonable visitation rights.

•                       Maintenance of insurance, properties, process agent and all necessary governmental and other authorisations, approvals, licences and permits, and all necessary licences, permits, trade names, patents and other intellectual property.

• Payment of taxes and other similar liabilities to be agreed.

• Limitations on transactions with affiliates to arm’s length bases.

• Use of proceeds.

•                       Reporting requirements (including, without limitation, quarterly, semi annual and audited annual financial statements, quarterly compliance certificates, notices of default, notices of material litigation, and such other information and such access to the Borrower’s properties, books and records as the Lenders may reasonably request).

• Negative pledge.

• Limitation on disposals.

• Limitations on mergers and acquisitions (carve outs for acquisitions in the pipeline and disclosed to the Agent and USD 500,000,000 de minimis).

• No change of business of the group as a whole.

•                       Agreement from the Borrower to negotiate in good faith with a view to entering into mandate documents with the Mandated Lead Arrangers by 15 August 2008 to arrange a syndicated term loan facility, unless the Facility is fully repaid or terminated by such date.

EVENTS OF
DEFAULT:	Customary for financings of this nature (with cure periods and carve outs to be agreed) including but not limited to the following:

• Failure to pay principal, interest or any other amount payable under the Finance Documents when due, subject to a 5 business day grace period if failure due to technical or administrative error.

• Representations or warranties materially incorrect when made or deemed made, subject to a 20 day cure period.

• Failure to comply with covenants, subject to a 20 day cure period.

• Reorganisation, liquidation, voluntary or involuntary bankruptcy or insolvency proceedings.

• Creditors’ process.

• Cross default and cross acceleration to other material debt of the Borrower or any of its subsidiaries.

• Material adverse change in the business, financial condition, prospects or operations of the Borrower and its subsidiaries taken as a whole.

• Unlawfulness.

• Repudiation.

OTHER:	In line with financings of similar nature, Finance Documents will provide for, but not limited to the following:

• Acceleration rights upon Event of Default.

• All risks indemnity.

• Currency Indemnity.

• Set off.

• Customary agency language.

• Majority Lenders will be defined as those holding in excess of 66 2/3% of outstandings or, if none, commitments.

TRANSFERS AND
PARTICIPATIONS:

Each Lender will have the right to transfer, novate, assign and/or hedge to any person (to be agreed in Finance Documentation) all or a portion of its rights and obligations under the loan documentation without the consent of the Borrower. Upon such transfer or assignment, the transferee or assignee shall become a Lender for all purposes of the loan documentation.

Each Lender will have the right to sell participations in its rights and obligations under the loan documentation without the consent of the Borrower, subject to customary restrictions on the participants’ voting rights.

YIELD
PROTECTION
AND TAXES:

All payments made free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office) provided that the payee has used its reasonable efforts to provide to the Borrower all documents necessary for the application of any provision of a double taxation treaty for relief from the obligation to make any deduction or withholding. If despite the relevant Lender and the Agent having used such reasonable efforts, a tax deduction is still required to be made, the Borrower will indemnify the relevant Lender and the Agent for such taxes paid by the such Lender or the Agent.

Yield protection for increased capital and liquidity costs and broken funding costs will also be included.

GOVERNING
LAW AND
JURISDICTION:

The Facility will be governed by the laws of England and will provide for submission by the Borrower to the non-exclusive jurisdiction of the courts of England and at the option of the Lenders, LCIA arbitration. The Borrower shall enter into customary waivers of immunity from suit, execution, attachment or other legal process. Borrower to appoint process agent where appropriate.

EXPENSES:

All reasonable fees, expenses and out-of-pocket expenses incurred (i) by the Agent and/or the Mandated Lead Arrangers in connection with the preparation, execution, delivery, modification, amendment, translation, registration and administration of the Finance Documents (including the fees and expenses of counsel to the Agent which shall not exceed the agreed caps, provided that none of the assumptions on which the relevant cap had been based are breached) or (ii) by the Agent, the Mandated Lead Arrangers of any Lender in connection with the enforcement of the Finance Documents (including fees and expenses of counsel), are for the Borrower’s account.